Exhibit 99.1

XPeng Announces Vehicle Delivery Results for June and Second Quarter 2022

•	15,295 vehicles delivered in June 2022, a 133% increase year-over-year

•	34,422 vehicles delivered in 2Q 2022, a 98% increase year-over-year

•	68,983 total vehicles delivered in the first six months of 2022, a 124% increase year-over-year

Guangzhou, China, July 1, 2022 — XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for June 2022 and the second quarter 2022.

XPeng recorded monthly deliveries in June of 15,295 Smart EVs, representing a 133% increase year-over-year, and a 51% increase over May 2022. The Company delivered 34,422 Smart EVs in total for the second quarter 2022, ranking first among emerging auto brands in China for the fourth consecutive quarter. As of June 30, 2022, year-to-date total deliveries reached 68,983 units, representing a 124% increase year-over-year, the highest among emerging automakers in China. Beginning in mid-May, XPeng accelerated deliveries with resumed double-shift production at its Zhaoqing plant and notably, in June, the Company reached the milestone of 200,000 cumulative deliveries.

June deliveries consisted of 8,045 P7s, the Company’s smart sports sedan, 5,598 P5 smart family sedans and 1,652 G3i and G3 smart compact SUVs.

In August, XPeng plans to begin accepting pre-orders for its new, flagship G9 SUV followed by an official launch in September. The Company also plans to release its new City Navigation Guided Pilot after obtaining relevant approvals.

About XPeng Inc.

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://heyxpeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com

Source: XPeng Inc.